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Exhibit 99.(a)(5)(vii)

MAIN STREET TRUST, INC.
Offer to Purchase for Cash Up To
1,400,000 Shares of Its Common Stock

August 25, 2003

Dear Shareholder:

        This letter supplements the tender offer materials originally mailed to shareholders on August 11, 2003, in connection with our offer to purchase up to 1,400,000 shares of our common stock from our shareholders at the purchase price of $30.00 per share. It has come to our attention that the Offer to Purchase, which contains the terms of our offer, was inadvertently omitted from some of the packages of tender materials mailed to shareholders. We now enclose for your review with this letter a copy of the Offer to Purchase. We have also enclosed a copy of the Letter of Transmittal and related materials, which you may use to tender your shares.

        The offer, and the procedures you must follow if you want to tender your common shares, are explained in detail in the enclosed Offer to Purchase. We encourage you to read the Offer to Purchase, Letter of Transmittal, and related documents carefully. Neither Main Street Trust nor our board of directors makes any recommendation to any shareholder whether or not to tender any shares.

        Please note that as a result of this supplemental mailing to shareholders, the expiration date of the tender offer has been extended. THE OFFER IS NOW SCHEDULED TO EXPIRE AT 5:00 P.M. EASTERN TIME ON SEPTEMBER 22, 2003. You may tender shares in the offer until 5:00 p.m. Eastern time on September 22, 2003. If you have already tendered shares and change your mind, you may withdraw your shares at any time before our offer expires. The enclosed Offer to Purchase includes additional details concerning the method by which you may withdraw your shares.

        If you have questions or need information or additional forms, please call the information agent, BankIllinois, toll free at (800) 500-9891. Again, we encourage you to read carefully the enclosed materials.

Thank you for your consideration.

Sincerely,

Van A. Dukeman
President and Chief Executive Officer
Main Street Trust, Inc.

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  Exhibit 99.(a)(5)(vii)